UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 1)*

                           Barrier Therapeutics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    06850R108
      ---------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)

      |_| Rule 13d-1(c)

      |X| Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           J.P.Morgan Partners (BHCA), L.P.
           13-3371826
--------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)

           (b)
--------------------------------------------------------------------------------
   3.      SEC Use Only

--------------------------------------------------------------------------------
   4.      Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
                       5.    Sole Voting Power
                             1,943,169 shares of Common Stock (includes
                             1,031,240 shares held in voting trust, the trustee
                             of which has the voting power over such shares)
Number of             ----------------------------------------------------------
Shares                6.     Shared Voting Power
Beneficially
Owned by Each         ----------------------------------------------------------
Reporting             7.     Sole Dispositive Power
Person With:                 1,943,169 shares of Common Stock (includes
                             1,031,240 shares held in voting trust, the trustee
                             of which has the voting power over such shares)
                      ----------------------------------------------------------
                      8.     Shared Dispositive Power

--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    1,943,169 shares of Common Stock (includes 1,031,240 shares held in voting trust, the trustee of which has the voting power over such shares)
--------------------------------------------------------------------------------
10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9) 8.1%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

    PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    J.P. Morgan Partners Global Investors, L.P.
    13-4197054
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
    (b)
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
                       5.    Sole Voting Power

                             332,807 Shares of Common Stock
Number of             ----------------------------------------------------------
Shares                6.     Shared Voting Power
Beneficially
Owned by Each         ----------------------------------------------------------
Reporting             7.     Sole Dispositive Power
Person With:
                             332,807 Shares of Common Stock
                      ----------------------------------------------------------
                      8.     Shared Dispositive Power

                      ----------------------------------------------------------
                      9. Aggregate Amount Beneficially Owned by Each Reporting Person

                            332,807 Shares of Common Stock
--------------------------------------------------------------------------------
10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)

--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)       1.4%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

    PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   J.P. Morgan Partners Global Investors A, L.P.
   26-0032493
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)

           (b)

--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
                       5.    Sole Voting Power

                             46,312 Shares of Common Stock
Number of             ----------------------------------------------------------
Shares                6.     Shared Voting Power
Beneficially
Owned by Each         ----------------------------------------------------------
Reporting             7.     Sole Dispositive Power
Person With:
                             46,312 Shares of Common Stock
                      ----------------------------------------------------------
                      8.     Shared Dispositive Power

                      ----------------------------------------------------------
                      9. Aggregate Amount Beneficially Owned by Each Reporting Person

                            46,312 Shares of Common Stock
--------------------------------------------------------------------------------
10. Check box if the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)

--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)       .2%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

    PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   J.P. Morgan Partners Global Investors (Cayman), L.P.
   13-4197057
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)

           (b)
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization   Cayman Islands

--------------------------------------------------------------------------------
                       5.    Sole Voting Power

                             168,617 Shares of Common Stock
Number of             ----------------------------------------------------------
Shares                6.     Shared Voting Power
Beneficially
Owned by Each         ----------------------------------------------------------
Reporting             7.     Sole Dispositive Power
Person With:
                             168,617 Shares of Common Stock
                      ----------------------------------------------------------
                      8.     Shared Dispositive Power

                      ----------------------------------------------------------
                      9. Aggregate Amount Beneficially Owned by Each Reporting Person

                            168,617 Shares of Common Stock
--------------------------------------------------------------------------------
10. Check box if the Aggregate Amount in Row (9) Excludes
    Certain Shares (See Instructions)

--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)       .7%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

    PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   J.P. Morgan Partners Global Investors (Cayman) II, L.P.
   26-0005546
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)

           (b)
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Citizenship or Place of Organization   Cayman Islands

--------------------------------------------------------------------------------
                       5.    Sole Voting Power

                             18,801 Shares of Common Stock
Number of             ----------------------------------------------------------
Shares                6.     Shared Voting Power
Beneficially
Owned by Each         ----------------------------------------------------------
Reporting             7.     Sole Dispositive Power
Person With:
                             18,801 Shares of Common Stock
                      ----------------------------------------------------------
                      8.     Shared Dispositive Power

                      ----------------------------------------------------------
                      9. Aggregate Amount Beneficially Owned by Each Reporting Person

                            18,801 Shares of Common Stock
--------------------------------------------------------------------------------
10. Check box if the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)

--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)       .1%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)
    PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   J.P. Morgan Partners Global Investors (Selldown), L.P.
   56-2489868
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)

           (b)
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Citizenship or Place of Organization   Cayman Islands

--------------------------------------------------------------------------------
                       5.    Sole Voting Power
                             147,134 shares of Common Stock (includes
                             62,546 shares held in voting trust, the trustee
                             of which has the voting power over such shares)
Number of             ----------------------------------------------------------
Shares                6.     Shared Voting Power
Beneficially
Owned by Each         ----------------------------------------------------------
Reporting             7.     Sole Dispositive Power
Person With:                 147,134 shares of Common Stock (includes
                             62,546 shares held in voting trust, the trustee
                             of which has the voting power over such shares)
                      ----------------------------------------------------------
                      8.     Shared Dispositive Power

                      ----------------------------------------------------------
                      9. Aggregate Amount Beneficially Owned by Each Reporting Person
                             147,134 shares of Common Stock (includes
                             62,546 shares held in voting trust, the trustee
                             of which has the voting power over such shares)
--------------------------------------------------------------------------------
10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)       .6%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

    PN
--------------------------------------------------------------------------------

ITEM 1.

      (a)   NAME OF ISSUER:

            Barrier Therapeutics, Inc.

      (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            600 College Road East
            Suite 3200
            Princeton, NJ 08540

ITEM 2.

      (a)   NAME OF PERSON FILING:

            J.P. Morgan Partners (BHCA), L.P. ("JPMP (BHCA)")
            J.P. Morgan Partners Global Investors, L.P. ("JPMP Global")
            J.P. Morgan Partners Global Investors A, L.P. ("JPMP Global A")
            J.P. Morgan Partners Global Investors (Cayman), L.P. ("JPMP Cayman")
            J.P. Morgan Partners Global Investors (Cayman) II, L.P. ("JPMP Cayman II")
            J.P. Morgan Partners Global Investors (Selldown) III, L.P. ("JPMP Selldown")

            Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      c/o J.P. Morgan Partners, LLC
      1221 Avenue of the Americas
      New York, New York  10020


            See also supplemental information relating to principal business office is included in Exhibit 2(a) attached hereto.

      (b)   CITIZENSHIP:

            JPMP (BHCA)      :        Delaware
            JPMP Global      :        Delaware
            JPMP Global A    :        Delaware
            JPMP Cayman      :        Cayman Islands
            JPMP Cayman II   :        Cayman Islands
            JPMP Selldown    :        Delaware

      (c)   TITLE OF CLASS OF SECURITIES (OF ISSUER):

            Common Stock

      (d)   CUSIP NUMBER:

            2677606

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13D-1(B) OR 240. 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      Not applicable.

ITEM 4. OWNERSHIP

      (a)   AMOUNT BENEFICIALLY OWNED:

            JPMP (BHCA):    1,943,169 (includes 1,031,420 shares held in a
                             voting trust, the trustee of which has the voting
                            power of such shares)
            JPMP Global:          332,807
            JPMP Global A:         46,312
            JPMP Cayman:          168,617
            JPMP Cayman II:        18,801
            JPMP Selldown:        147,134 (includes 62,546 shares held in a
                                  voting trust, the trustee of which has the voting power over such shares)

      (b)   PERCENT OF CLASS:

            JPMP (BHCA):                        8.1% (as of December 31, 2004)
            JPMP Global:                        1.4% (as of December 31, 2004)
            JPMP Global A:                       .2% (as of December 31, 2004)
            JPMP Cayman:                         .7% (as of December 31, 2004)
            JPMP Cayman II:                      .1% (as of December 31, 2004)
            JPMP Selldown                        .6% (as of December 31, 2004)


      (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)   JPMP (BHCA): 1,943,169 (includes 1,031,420 shares held in a voting trust, the trustee of which has the voting power of such shares)
                  JPMP Global:          332,807
                  JPMP Global A:        46,312
                  JPMP Cayman:        168,617
                  JPMP Cayman II:      18,801
                  JPMP Selldown: 147,134 (includes 62,546 shares held in a
                                 voting trust, the trustee of which has the voting power over such shares)

            (ii)  Not applicable


            (iii) JPMP (BHCA): 1,943,169 (includes 1,031,420 shares held in a voting trust, the trustee of which has the voting power of such shares)
                  JPMP Global:          332,807
                  JPMP Global A:        46,312
                  JPMP Cayman:        168,617
                  JPMP Cayman II:      18,801
                  JPMP  Selldown: 147,134 (includes 62,546 shares held in a
                                  voting trust, the trustee of which has the voting power over such shares)

            (iv) Not applicable

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Not applicable.

ITEM 10. CERTIFICATION

      Not applicable

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2006

                                        J.P. MORGAN PARTNERS (BHCA), L.P.

                                        By: JPMP Masterfund Manager, L.P.,
                                            its General Partner

                                        By: JPMP Capital Corp.,
                                            its General Partner



                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:  Jeffrey C. Walker
                                            Title: President


                                        J.P. MORGAN PARTNERS GLOBAL
                                           INVESTORS, L.P.

                                        By: JPMP Global Investors, L.P.,
                                            its General Partner

                                        By: JPMP Capital Corp.,
                                            its General Partner



                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:  Jeffrey C. Walker
                                            Title:   President


                                        J.P, MORGAN PARTNERS GLOBAL
                                        INVESTORS A, L.P.


                                        By: JPMP Global Investors, L.P.,
                                            its General Partner

                                        By: JPMP Capital Corp.,
                                            its General Partner



                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:  Jeffrey C. Walker
                                            Title: President

                                        J.P. MORGAN PARTNERS GLOBAL
                                        INVESTORS (CAYMAN), L.P.


                                        By: JPMP Global Investors, L.P.,
                                            its General Partner

                                        By: JPMP Capital Corp.,
                                            its General Partner



                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:  Jeffrey C. Walker
                                            Title: President


                                        J.P. MORGAN PARTNERS GLOBAL
                                        INVESTORS (CAYMAN) II, L.P.


                                        By: JPMP Global Investors, L.P.,
                                            its General Partner

                                        By: JPMP Capital Corp.,
                                            its General Partner



                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:  Jeffrey C. Walker
                                            Title: President


                                        J.P. MORGAN PARTNERS GLOBAL
                                        INVESTORS (SELLDOWN), L.P.



                                        By: JPMP Global Investors, L.P.,
                                            its General Partner

                                        By: JPMP Capital Corp.,
                                            its General Partner



                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:  Jeffrey C. Walker
                                            Title: President

                                  EXHIBIT 2(A)

Item 2.  Identity and Background.

      This statement is being filed by J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located 1221 Avenue of the Americas, New York, New York 10020. JPMP (BHCA) is engaged in the venture capital, private equity and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. As general partner of JPMP (BHCA), JPMP Master Fund may be deemed to beneficially own the shares held by JPMP (BHCA).

      This statement is also being filed by J.P. Morgan Partners Global Investors, L.P., a Delaware limited partnership ("JPMP Global"), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors A, L.P., a Delaware limited partnership ("JPMP Global A"), whose principal place of business is located at the same address as JPMP
(BHCA); J.P. Morgan Partners Global Investors (Cayman), L.P., a limited partnership organized under the laws of the Cayman Islands ("JPMP Cayman"), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors (Selldown), L.P. ("JPMP Selldown" and collectively with JPMP Global, JPMP Global A, JPMP Cayman and JPMP Cayman II the "Global Fund Entities"), whose principal place of business is located at the same address as JPMP (BHCA). Each of the Global Fund Entities is also engaged in the venture capital, private equity and leveraged buyout business. The general partner of each of the Global Fund Entities is J.P. Morgan Partners Global Investors, L.P., a Delaware limited partnership ("JPMP Investors"), whose principal place of business is located at the same address as JPMP (BHCA). JPMP Investors is engaged indirectly in the venture capital, private equity and leveraged buyout business as general partner of each of the Global Fund Entities. As general partner of each of the Global Fund Entities, JPMP Investors may be deemed to benefically own the shares held by the Global Fund Entities.

      The general partner of each of JPMP Master Fund and JPMP Investors, L.P. is JPMP Capital Corp., a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp. As the general partner of each of JPMP Master Fund and JPMP Investors, JPMP Capital Corp. may be deemed to benefically own the shares held by JPMP (BHCA) and the Global Fund Entities.

      JPMP Capital is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as "JPMorgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.

                                  EXHIBIT 2(B)

                             JOINT FILING AGREEMENT


         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated this 14 day of February, 2006.



                                        J.P. MORGAN PARTNERS (BHCA), L.P.

                                        By: JPMP Masterfund Manager, L.P.,
                                            its General Partner

                                        By: JPMP Capital Corp.,
                                            its General Partner



                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:  Jeffrey C. Walker
                                            Title: President


                                        J.P. MORGAN PARTNERS GLOBAL
                                           INVESTORS, L.P.

                                        By: JPMP Global Investors, L.P.,
                                            its General Partner

                                        By: JPMP Capital Corp.,
                                            its General Partner



                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:  Jeffrey C. Walker
                                            Title: President

                                  SCHEDULE 13G

ISSUER:  Barrier Therapeutics, Inc.                        CUSIP NO.:  06850R108


                                        J.P, MORGAN PARTNERS GLOBAL
                                         INVESTORS A, L.P.


                                        By: JPMP Global Investors, L.P.,
                                            its General Partner

                                        By: JPMP Capital Corp.,
                                            its General Partner



                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:  Jeffrey C. Walker
                                            Title: President

                                        J.P. MORGAN PARTNERS GLOBAL
                                        INVESTORS (CAYMAN), L.P.


                                        By:  JPMP Global Investors, L.P.,
                                            its General Partner

                                        By:  JPMP Capital Corp.,
                                            its General Partner



                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:  Jeffrey C. Walker
                                            Title: President


                                        J.P. MORGAN PARTNERS GLOBAL
                                        INVESTORS (CAYMAN) II, L.P.


                                        By: JPMP Global Investors, L.P.,
                                            its General Partner

                                        By: JPMP Capital Corp.,
                                            its General Partner



                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:  Jeffrey C. Walker
                                            Title: President

                                        J.P. MORGAN PARTNERS GLOBAL
                                        INVESTORS (SELLDOWN), L.P.


                                        By: JPMP Global Investors, L.P.,
                                            its General Partner

                                        By: JPMP Capital Corp.,
                                            its General Partner



                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:  Jeffrey C. Walker
                                            Title: President

                                  SCHEDULE 13G

ISSUER:  Barrier Therapeutics, Inc.                        CUSIP NO.:  06850R108


                                                                      SCHEDULE A

                               JPMP CAPITAL CORP.


                             EXECUTIVE OFFICERS(1)

Chief Executive Officer                            William B. Harrison**
President                                          Jeffrey C. Walker*
Chief Investment Officer                           Arnold L. Chavkin*
Managing Director                                  Srinivas Akkaraju*
Managing Director                                  Christopher Albinson*
Managing Director                                  Dr. Dana Beth Ardi*
Managing Director                                  Christopher C. Behrens*
Managing Director                                  John Breckenridge*
Managing Director                                  Julie Casella-Esposito*
Managing Director                                  Rodney A. Ferguson*
Managing Director                                  Michael R. Hannon*
Managing Director                                  Matthew Lori*
Managing Director                                  Jonathan R. Lynch*
Managing Director                                  Sunil Mishra*
Managing Director                                  Stephen P. Murray*
Managing Director                                  John Reardon*
Managing Director                                  Faith Rosenfeld*
Managing Director                                  Shahan D. Soghikian*
Managing Director                                  William Stuek*
Managing Director                                  Timothy J. Walsh*
Managing Director                                  Richard D. Waters, Jr. *
Managing Director                                  Damion E. Wicker, M.D.*




                                  DIRECTORS(1)
                              William B. Harrison**
                               Jeffrey C. Walker*


----------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13G

ISSUER:  Barrier Therapeutics, Inc.                        CUSIP NO.:  06850R108


                                                                      SCHEDULE B

                              JPMORGAN CHASE & CO.

                              EXECUTIVE OFFICER(1)

Chairman of the Board                                                    William B. Harrison Jr.*
President and Chief Executive Officer                                    James Dimon*
Chief Information Officer                                                Austin A. Adams*
Co-CEO, Investment Bank                                                  Steven D. Black*
Chief Executive Officer and Executive Vice President, Card Services      Richard J. Srednicki*
Chief Financial Officer                                                  Michael J. Cavanagh*
Chief Administrative Officer                                             Frank Bisignano *
Director of Human Resources                                              John F. Bradley*
Co-General Counsel                                                       Joan Guggenheimer*
Chief Investment Officer                                                 Ina R. Drew *
Head, Commercial Banking                                                 Samuel Todd Maclin*
Head, Strategy                                                           Jay Mandelbaum*
Co-General Counsel                                                       William H. McDavid*
Treasury & Securities Services                                           Heidi Miller*
Head, Retail Financial Services                                          Charles W. Scharf*
Head, Asset & Wealth Management                                          James E. Staley*
Chief Risk Officer                                                       Don M. Wilson III*
MD & Co-CEO, Investment Bank                                             William T. Winters*


----------
(1)   Each of whom is a United States citizen
* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13G

ISSUER:  Barrier Therapeutics, Inc.                        CUSIP NO.:  06850R108


                                  DIRECTORS(1)

 NAME                                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                               BUSINESS OR RESIDENCE ADDRESS
----------------------------------------------------------------------------------------------------
 Hans W. Becherer                              Retired Chairman of the Board and
                                               Chief Executive Officer
                                               Deere & Company
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------------
 John H. Biggs                                 Former Chairman and CEO
                                               TIAA - CREF
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------------
 Lawrence A. Bossidy                           Retired Chairman of the Board
                                               Honeywell International Inc.
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------------
 Stephen B. Burke                              President
                                               Comcast Cable Communications, Inc.
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------------
James S. Crown                                 President
                                               Henry Crown and Company
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------------
James Dimon                                    President and Chief Executive Officer
                                               JPMorgan Chase & Co.
                                               270 Park Avenue, 8th Floor
                                               New York, New York 10017-2070
----------------------------------------------------------------------------------------------------
Ellen V. Futter                                President and Trustee
                                               American Museum of Natural History
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------------
 William H. Gray, III                          Retired President and Chief Executive Officer
                                               The College Fund/UNCF
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------------

----------
(1)   Each of whom is a Unites States citizen.


                                 Page 19 of 20

                                  SCHEDULE 13G

ISSUER:  Barrier Therapeutics, Inc.                        CUSIP NO.:  06850R108

----------------------------------------------------------------------------------------------------
 William B. Harrison, Jr.                      Chairman of the Board
                                               JPMorgan Chase & Co.
                                               270 Park Avenue, 8th Floor
                                               New York, New York  10017-2070
----------------------------------------------------------------------------------------------------
 Laban P. Jackson, Jr.                         Chairman and Chief Executive Officer
                                               Clear Creek Properties, Inc.
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------------
 Lee R. Raymond                                Chairman of the Board and Chief Executive Officer
                                               Exxon Mobil Corporation
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------------
 John W. Kessler                               Owner
                                               John W. Kessler Company
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------------
 Robert I. Lipp                                Senior Advisor
                                               JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------------
 Richard A. Monoogian                          Chairman and Chief Executive Officer
                                               Masco Corporation
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------------
 David C. Novak                                Chairman and Chief Executive Officer
                                               Yum! Brands, Inc.
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------------
 William C. Weldon                             Chairman and Chief Executive Officer
                                               Johnson & Johnson
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------------




                                 Page 20 of 20